SYNTHESIS SCHOOL, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
AND FROM INCEPTION (AUGUST 14, 2020) TO THE YEAR ENDED DECEMBER 31, 2020

(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Synthesis School, Inc.
Hollywood, California

Opinion

We have audited the financial statements of Synthesis School, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Synthesis School, Inc. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Synthesis School, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Synthesis School, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Synthesis School, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Synthesis School, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

May 27, 2022
Los Angeles, California

SYNTHESIS SCHOOL INC.
BALANCE SHEET

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 10,249,091	$ 19,120
Due from related party	*31,945*	11,945
Loan to related party	568,000	-
Interest receivable from loan to related party	4,685	-
Prepaid expenses	126,788	-
Total current assets	**10,980,509**	**31,065**
Property and equipment, net	13,690	2,600
Digital asset	195,348	-
Tax credit receivable	5,865	5,865
Total assets	**$ 11,195,412**	**$ 39,530**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 41,421	$ -
Accrued expenses	295,936	17,788
Credit advance	3,890	-
Deferred revenue	405,029	14,579
Due to shareholder	-	101,000
Total current liabilities	**746,276**	**133,367**
Convertible notes	10,000,000	-
Long term accrued interest	108,889	-
Total liabilities	**10,855,165**	**133,367**
STOCKHOLDERS EQUITY		
Simple Agreement for Equity Financing (SAFE)	180,000	-
Common Stock	92	84
Preferred stock	13	-
Equity issuance costs	(24,508)	-
Additional Paid in Capital	5,244,649	-
Accumulated Deficit	(5,059,999)	(93,921)
Total stockholders' equity	**340,247**	**(93,837)**
Total liabilities and stockholders' equity	**$ 11,195,412**	**$ 39,530**

See accompanying notes to financial statements.

For the respective year ended and period from Inception (August 2020)	2021	2020
(USD $ in Dollars)		
Net revenue	$ 2,936,743	$ 134,243
Cost of net revenue	1,424,842	53,512
Gross profit	1,511,901	80,731
Operating expenses		
General and administrative	1,038,007	68,474
Engineering	2,596,079	75,893
Product development	323,943	3,628
Other teaching costs	1,167,832	11,140
Other operating expenses	534,675	5,043
Sales and marketing	963,478	10,474
Total operating expenses	6,624,014	174,652
Operating income/(loss)	(5,112,113)	(93,921)
Interest expense	110,221	-
Interest income	(15,497)	-
Gain on sales of digital assets	(296,397)	-
Loss on sales of digital assets	55,638	-
Income/(Loss) before provision for income taxes	(4,966,078)	(93,921)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (4,966,078)	$ (93,921)

See accompanying notes to financial statements.

SYNTHESIS SCHOOL INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	SAFE Amount	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Equity Issuance Costs	Additional Paid-in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date August 14, 2020	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of Common Stock	-	8,359,100	84						84
Net loss	-	-	-	-	-	-	-	(93,921)	(93,921)
Balance—December 31, 2020	$ -	8,359,100	$ 84	-	$ -	$ -	$ -	$ (93,921)	$ (93,837)
Issuance of Securities	698,000	854,450	8	947,733	10	(24,508)	4,726,652		5,400,162
Conversion of SAFE to Preferred Stock	(518,000)	-		321,918	3		517,997		-
Net loss	-			-	-			(4,966,078)	(4,966,078)
Balance—December 31, 2021	$ 180,000	9,213,550	$ 92	1,269,651	$ 13	$ (24,508)	$ 5,244,649	$ (5,059,999)	$ 340,247

See accompanying notes to financial statements.

SYNTHESIS SCHOOL INC.
STATEMENTS OF CASH FLOWS

For the respective year ended and period from Inception (August 2020)	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (4,966,078)	$ (93,921)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	3,571	36
Gain on sales of digital assets	(296,397)	-
Loss on sales of digital assets	55,638	-
Changes in operating assets and liabilities:		
Tax credit receivable	-	(5,865)
Interest receivable from loan to related party	(4,685)	-
Prepaids and other current assets	(126,788)	-
Due from shareholder	(20,000)	(11,945)
Accounts payable	41,421	-
Accrued expenses	278,148	17,788
Other current liabilities	3,890	-
Deferred revenue	390,450	14,579
Net cash provided/(used) by operating activities	**(4,640,830)**	**(79,328)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of digital assets	(2,422,550)	-
Sales of digital assets	2,467,961	-
Loan to related party	(568,000)	-
Purchases of property and equipment	(14,661)	(2,636)
Net cash provided/(used) in investing activities	**(537,250)**	**(2,636)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of convertible notes, including accrued interest	10,108,889	-
Issuance of SAFE, net of issuance costs of $6,869	691,131	-
Issuance of Common Stock	57,078	84
Issuance of Preferred Stock, net of issuance costs of $17,639	4,651,953	-
Repayments to shareholder	(201,000)	-
Borrowings from shareholder	100,000	101,000
Net cash provided/(used) by financing activities	**15,408,051**	**101,084**
Change in cash	10,229,971	19,120
Cash—beginning of year	19,120	-
Cash—end of year	**$ 10,249,091**	**$ 19,120**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 1,332	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH FINANCING ACTIVITIES		
Conversion of SAFE into preferred stock	$ 518,000	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Synthesis School Inc. was incorporated on August 14, 2020, in the state of Delaware. The financial statements of Synthesis School Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hollywood, California.

Synthesis School is an extracurricular program for students ages six to fourteen that teaches complex problem-solving. Classes are held remotely on Zoom and students work in teams to compete in games that teach collaborative problem-solving. Classes are one hour long and once per week, with the option to attend a variety of other sessions through the week and are subscription-based.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The novel coronavirus ("COVID-19") pandemic has created, and may continue to create significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company's customers and its sales cycles. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the periods ended December 31, 2021 and December 31, 2020. As events continue to evolve and additional information becomes available, the Company's estimates and assumptions may change materially in future periods.

The Company has incurred net losses and expects to incur future additional losses. The Company has cash available on hand and as described in the subsequent event footnote below, there is sufficient cash to fund operations and meet its obligations as they come due within one year from the date these financial statements are available to be issued. In the event that the Company does not achieve revenue anticipated, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents exceed FDIC insured limits by $9.75 million.

Property and Equipment

Fixed assets are stated at acquisition cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (3 years for computer equipment). Expenditures for maintenance and repairs are charged to operations as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period. The Company generally capitalizes costs over $3,000 that have a useful life in excess of one year.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Synthesis School Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company derives revenues from subscriptions, which in 2021 are generally monthly subscriptions for $180 per month per student during 2021. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identify the contract with a customer: The Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.
2) Identify the performance obligations in the contract: Performance obligations consist of access to the Company's online simulation games that teach problem solving and the weekly teaching services. Billed amounts that have not yet met the applicable revenue recognition criteria are recorded as deferred revenue.
3) Determine the transaction price: The Company determines the transaction price it is entitled to in return for providing the promised obligations to the customer based on the committed contractual amounts, net of discounts, if any. Contract terms generally are for one month and customers pay in advance. Deferred revenue includes the refund liability that represents the amount of consideration that the Company does not expect to be entitled to because it will be refunded to customers.
4) Allocate the transaction price to performance obligations in the contract: Revenue is typically recognized ratably over the terms of the arrangement.
5) Recognize revenue as the performance obligation is satisfied: Revenues are recognized when or as control of the promised goods or services is transferred to customers. Revenue from the Company's online educational simulation games and related teaching services is recognized ratably over the service period beginning on the date the Company's services are made available to the customer. Most contracts are one year or less. Amounts that have

been paid in advance of services are recorded in deferred revenue and recognized over time when the revenue recognition criteria has been met.

The primary purpose of the Company's payment terms is to provide customers with a simplified and predictable method to make payment and not to receive financing or provide financing to the customers.

Cost of net revenue

Costs of goods sold include lead teacher costs, teacher assistant costs, royalty fees, processing fees, and hosting fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for December 31, 2021, amounted to $238,685 and for the period from inception to year ended December 31, 2020 amounted to $2,342.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred and reported as product development.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Digital Assets

The Company accounts for all digital assets held as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other. The Company uses third-party custodial services to secure it. The digital assets are initially recorded at cost and are subsequently re-measured on the balance sheet at cost, net of any impairment losses incurred since acquisition.

The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale(s), at which point they are presented net of any impairment losses for the same digital assets held within Restructuring and other. In determining the gain to be recognized upon sale, we calculate the difference between the sales price and carrying value of the digital assets sold immediately prior to sale.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 27, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   ACCRUED EXPENSES

Accrued expenses consist of the following as of December 31, 2021, and 2020:

	2021	2020
Accrued payroll	$171,212	$ -
Credit card	78,437	-
Accrued expenses	28,198	17,788
Payroll benefits	19,824	-
Expense reimbursement payable	(1,735)	-
	$295,936	$ 17,788

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and 2020, property and equipment consist of:

As of Year Ended December 31,	2021	2020
Computers & Equipment, at cost	$ 17,296	$ 2,636
Accumulated depreciation	(3,606)	(36)
Property and Equipment, Net	**$ 13,690**	**$ 2,600**

Depreciation expenses for property and equipment for year-ended December 31, 2021, and the period from August 14, 2020 (Inception) to December 31, 2020, was $3,571 and $36, respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,877,468 of Common Stock with a par value of $0.00001. As of December 31, 2021, and 2020 there were 9,213,550 and 8,359,100 shares of Common Stock issued and outstanding, respectively.

The voting, dividend, and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Preferred Stock

The Company is authorized to issue 1,305,905 shares of Series A-1 Preferred Stock with a par value of $0. 00001. As of December 31, 2021, there were 1,269,651 shares of Preferred Stock issued and outstanding. The Company received $4,574,992 from the May 2021 financing. Dividends can be payable at an 8% rate of the original issue price, if declared, but are otherwise noncumulative and nonparticipating. Stockholders have the option to convert their shares to common stock as defined. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Since inception, the Company has incurred share issuance costs totaling approximately $25,000, which has been applied to reduce total proceeds.

Simple Agreement for Equity Financing (SAFE)

In April 2021 the Company entered into SAFE for $518,000. In May 2021 the $518,000 was converted into Preferred Stock (as further described below) upon the equity financing. The Company issued 321,918 shares of Series A-1 Preferred Stock in the conversion. In October 2021 an additional $180,000 of SAFE was executed and remains outstanding on December 31, 2021. A SAFE of $20,000 at a post money valuation cap of $50,000,000 and a $160,000 SAFE at a post money valuation cap of $100,000,000. These can be converted to Preferred Stock in the event of an equity financing or common stock in the event of liquidation as defined.

6. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of one year. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

In 2021, the Company granted an additional 1,086,200 of stock options to employees and non-employees that have an exercise price of $.79 per share, allow for early exercise, vest over four years, and expire in ten years.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021	2020
Expected term	6 Years	6 Years
Expected volatility	0.65	0.58
Risk free interest rate	1%	1%
Annual dividend yield	-	-
Fair value per share	$ 0.79	$ 0.00001

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Shares		Exercise Price	Remaining
Outstanding at August 14, 2020	-	$	-	-
Granted	359,100		0.00001	
Exercised	(359,100)		0.00001	
Expired / Cancelled	-		-	-
Outstanding at December 31, 2020	-	$	-	-
Exercisable Options at December 31, 2020	-	$	-	-
Granted	2,078,950	$	0.79	
Exercised	(854,450)		0.79	
Forfeited	(307,000)		0.79	
Expired / Cancelled	-		-	-
Outstanding at December 31, 2021	917,500	$	0.79	9.82
Vested outstanding, at December 31, 2021	910,167	$	0.79	9.91
Exercisable Options at December 31, 2021	917,500	$	0.79	9.82

Stock option expense for the year ended December 31, 2021, and the period from August 14, 2020 (Inception) to December 31, 2020, was $94,601 and 0, respectively. As of December 31, 2021, there was a total of unrecognized compensation cost of $732,825 related to unvested stock options. These costs are expected to be recognized over a weighted-average period of approximately 3.79 years.

The stock options granted during the year were exercised early and generally had a purchase agreement. With no cash expected to be received in the near term for the purchase agreements the Company recognized the receivable from the shareholder as contra equity, which reduces the total paid in capital amount. The following summarizes the shares subject to repurchase:

	Shares	Weighted-Average Exercise Price	Maximum Potential Liability
Subject to repurchase December 31, 2020	359,100	$ 0.00001	$ 4
Unvested excercised	854,180	0.79	
Repurchased	-		
Vested	(215,385)	0.26	-
Subject to repurchase, December 31, 2021	997,895	$ -	$ 619,742

7.   DEBT

As of December 31,				2021		2020	
	Initial Borrowing	Maturity Date	Interest rate	Principle	Accrued Interest	Principle	Accrued Interest
Convertible Note	June 15, 2021	June 15, 2024	2%	$ 10,000,000	$ 108,889	$ -	$ -
Shareholder Loan	August 25, 2020		2%	-	-	101,000	-
				$ 10,000,000	$ 108,889	$ 101,000	$ -

Convertible Note

In July of 2021, the Company issued a convertible note for $10,000,000. The convertible note will mature at their maturity date unless earlier redeemed or converted and the conversion rate is the lowest price per share for the Qualified Financing and is subject to further conversion terms and conditions defined in the agreement.

Shareholder Loan

The Company received advances from a shareholder in the amounts of $100,000 and $101,000 during the years ended December 31, 2021, and 2020, respectively. All advances were repaid during 2021. Interest expense in the amount of $1,332 was reported during the year ended December 31, 2021.

8.   INCOME TAXES

The provision for income taxes for the years ended December 31, 2021, and December 31,2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (1,481,878)	$ (21,883)
Valuation Allowance	1,481,878	21,883
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021 and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (1,503,760)	$ (21,883)
Valuation Allowance	1,503,760	21,883
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,039,411, and the Company had state net operating loss ("NOL") carryforwards of approximately $5,039,411. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY TRANSACTIONS

The Company received advances from a shareholder totaling $201,000 and $101,000 during the years ended December 31, 2021, and 2020, respectively. The full amount of these advances was repaid during the year ending December 31, 2021.

The Company has amounts due from a shareholder in the amount of $31,945 and $11,945 as of December 31, 2021, and 2020, respectively, which is expected to be settled in less than one year from the balance sheet date.

In July 2021 the Company advanced a shareholder loan in the amount of $188,000. In August 2021 that same shareholder was advanced additional amounts that totaled $380,000.   The total shareholder loan was amended and combined for a total of $568,000 that is secured by the company through a stock pledge agreement for 235,000 shares of the Company's Common Stock.   The loan bears interest at 2% and matures on the first anniversary date or upon an event of acceleration as defined. $4,685 is the accrued interest receivable amount on December 31, 2021, from this shareholder loan.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. EMPLOYEE BENEFIT PLAN

Beginning in 2021, the Company established a defined-contribution, Profit Sharing Plan pursuant to Section 401(k) of the Internal Revenue Code. The Plan covers employees who have reached the age of eighteen years and have met the eligibility conditions. Employees may elect to defer compensation up to a dollar limit (as allowable by the Internal Revenue Code), of which up to 3% of an employee's salary deferrals will be matched by the Company plus 50% of salary deferrals between 3% and 5% will be matched by the Company. The amounts deferred by the employee vest immediately and the matching amounts contributed by the Company vest over specified periods identified by the Plan. The amount expensed under the Plan totaled $59,065 in the year ended December 31, 2021.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 27, 2022, which is the date the financial statements were available to be issued.

In 2022 through May 2022 the Company issued an additional 440,494 shares for early exercises of stock options and the Company received $10,400,000 for additional SAFEs.

In April 2022, the Company paid approximately $1.4 million for a domain name.

In April 2022 the Company received an advance of $200,075 from an unrelated company that calls for six monthly repayments of $34,786.

In May 2022 the Company received $500,000 from an unrelated company that is to be repaid in monthly installments beginning in October 2022 and continuing for a year. Approximately $185,000 is expected to be paid in 2022 and approximately $350,000 is expected to be paid in 2023.

There have been no other events or transactions during this time which would have a material effect on these financial statements.